Mail Stop 0407

									November 1,  2004
Arthur R. Block, Esq.
Senior Vice President
Comcast Corporation
1500 Market Street
Philadelphia, PA 19102

	RE: 	Comcast Corporation
		Amendment No. 1 to Form S-3
		Filed October 27, 2004
		File No. 333-119161

Dear Mr. Block:

We have limited our review of your Form S-3 to matters concerning your plan of distribution and have the following comments. As we have conducted only a limited review of your Form S-3, we urge all persons who are by statute responsible for the adequacy and accuracy of the registration statement to be certain that all information required pursuant to the Securities Act of 1933, as amended, has been included.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Plan of Distribution, page 6
1. We note your response to prior comment number 1 and brief disclosure on page 10. Tell us supplementally with a view towards disclosure of the new options terms "typically found in equity option transactions entered into between sophisticated financial counterparties at arm`s length."
2. We note your supplemental response to comment number 3. As requested, please disclose the information set forth in the response in the Form S-3 in plain language.
3. We note your response to prior comment number 5. Please disclose the information set forth in the last two sentences of your response in the Form S-3.
4. These last two sentences appear to contradict the disclosure in the prospectus. On page 8, you say that "J.P. Morgan Securities Inc. is offering the shares under this prospectus in order to hedge the exposure of JP Morgan Chase and its affiliates to the ownership of the options and otherwise in connection with the Stock Option Liquidity Program. These sales may take place before, during or after the election and averaging periods under "Background and Purpose of the Sales Covered by this Prospectus and Related Transactions." [emphasis added]. In addition, you say that "[d]uring the election and averaging periods and after the end of the averaging period, J.P. Morgan Securities Inc. also expects to sell additional shares pursuant to this prospectus to comply with regulatory requirements. The sale of these additional shares will not be made to establish a hedge position." [emphasis added]. Please revise the disclosure accordingly.
5. You say that certain sales made by JP Morgan Securities Inc. will be made pursuant to the prospectus to comply with "regulatory requirements" (as opposed to hedging strategies). Because investors might be unaware of what these regulatory requirements are, please briefly explain in the "Plan of Distribution" section what the underlying purpose of these regulatory requirements is.

*****
Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. File the cover letter as correspondence. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.
We direct your attention to Rules 460 and 461 regarding the distribution of preliminary prospectuses and requests for acceleration. Once we have indicated that all outstanding comments on the registration statement have been resolved, provide us with signed letters requesting effectiveness under Rule 461. Provide this request at least two business days prior to the desired effective date.

You may contact Jennifer Hardy, Senior Staff Attorney, at (202) 942-2864, or me at (202) 942-1990 with any questions.

							Sincerely,


							Larry Spirgel
							Assistant Director

cc: Robert Friedel, Esq. , Pepper Hamilton LLP
Arthur R. Block
Comcast Corporation
November 1, 2004
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